FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 30, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 30, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                                                  Registered in England & Wales
                                                  No. 3888792

                                                  Registered Office
                                                  980 Great West Road
                                                  Brentford, Middlesex, TW8 9GS



     GLAXOSMITHKLINE REVIEWS PIPELINE OF NOVEL VACCINES WITH THE POTENTIAL
                     TO DRAMATICALLY IMPROVE GLOBAL HEALTH

       Five Major New Vaccines to be Launched Over the Next Five Years


London, UK & Philadelphia, US (30 June 2005) - GlaxoSmithKline plc (GSK) today updated investors and financial analysts on the Company's broad and expanding vaccines research pipeline, which is delivering innovative products for protection against a wide range of diseases. These vaccines range from protection for infants through to the elderly, and are targeted against some of the biggest killers in society today.

"The global vaccines market is poised for accelerated growth due to product innovations and a growing appreciation of the benefits of prevention over treatment," said David Stout, President of Pharmaceuticals for GSK. "With over 20 vaccines in clinical development and five major launches expected in the next five years, GSK's vaccines business is set for rapid growth, and will be a major contributor both to the Company's overall success and to improved health across the globe."


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                        VACCINE R&D SEMINAR HIGHLIGHTS

o GSK expects to launch five major new vaccines within the next five years:
-- Cervarix for the prevention of HPV which causes cervical cancer
-- Rotarix for rotavirus gastroenteritis
-- Streptorix for pneumococcal disease
-- an improved vaccine for influenza
-- vaccine combinations against meningitis

o These five products will enter markets that have the potential to reach a total market value of (pound)6-10 billion ($11-18 billion) by 2010. GSK expects each of the products to be strongly competitive and capture significant market share.

o GSK estimates that cumulatively, up to 80 million women could be vaccinated by 2010 for protection against cervical cancer. Cervarix is expected to make a major contribution to this effort to improve the health of women worldwide.

o GSK highlighted new clinical data at the R&D Seminar on Streptorix, on its combination meningitis vaccines, and on its improved vaccine to protect against influenza.

o The launch of GSK's new paediatric vaccines, combined with its existing portfolio, will give GSK a full range of products to meet all infant vaccination schedules in all major markets within the first six months of life.

o GSK continues to be a world leader in developing vaccines that have global health impact, and remains committed to targeting diseases like malaria and dengue fever that affect the developing world.

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Jean Stephenne, President of GSK Biologicals, said: "GSK leads the field of vaccine technology - including development of novel adjuvants - and that leadership is delivering a pipeline of innovative vaccines. We are proud of the progress we have made in expanding our capacity to supply these vaccines, and in ensuring access for people across the globe. These are exciting times, both for our company, and for the opportunities we see ahead to dramatically improve the quality of health worldwide."

        KEY VACCINES HIGHLIGHTED AMONG GSK'S BROAD AND EXPANDING PIPELINE

GSK is currently conducting 140 vaccine studies in over 100,000 people worldwide. The strength of the pipeline from preclinical through Phase III will provide opportunities for GSK to consistently deliver new vaccines for many years to come. The following key vaccines were highlighted during the R&D
Seminar:

             Cervarix: Medical Breakthrough in the Prevention of
                     HPV Which Causes Cervical Cancer

Disease Impact: One woman dies every two minutes from cervical cancer, the second most common form of cancer in women worldwide. Cervical cancer is caused by human papilloma virus (HPV), which infects up to 70-80% of all women during their lifetime, sometimes repeatedly. In those cases where the infection does not clear spontaneously but persists, women are at high risk of developing cervical cancer.

Where screening programs exist, up to one pap smear of 15 is positive, which requires secondary diagnosis and follow-up. Vaccination provides the potential to avoid most of the cervical cancer cases that remain undetected despite the early detection programs; can also lead to a reduction in the anxiety and hardship which many women experience who have been diagnosed with abnormal lesions; and can also reduce costs linked to diagnosis and treatment of pre-cancer lesions.

GSK Innovation: GSK's vaccine, Cervarix, focuses on two of the most important high-risk subtypes of HPV - 16 and 18 - which cause more than 70% of all cervical cancer. Recent studies suggest that the added power of GSK's innovative ASO4 adjuvant provides Cervarix with enhanced immune responses. Clinical studies have shown that Cervarix offers 100% protection against persistent HPV 16 and 18 infection and related lesions out to at least 27 months. Data presented recently at the International Papillomavirus Conference and Clinical Workshop in Vancouver suggest that Cervarix may provide broader protection beyond HPV cancer types 16 and 18.

Vaccines Market: GSK estimates that the cervical cancer vaccine market could achieve a value of (pound)2-4 billion ($4-7 billion) per year by 2010. Regulatory filings of Cervarix will take place in Europe in H1 2006, and in international markets during 2006. Discussions on filing with the US Food and Drug Administration (FDA) are ongoing in the US, where the vaccine has been granted "fast track" status.

              Rotarix: Early and Broad Protection for Infants
                    Against Rotavirus Gastroenteritis

Disease Impact: Almost all children globally will contract rotavirus by their 5th birthday, causing them to suffer fever, vomiting and diarrhoea that can lead to rapid and severe dehydration. One in 45 of these children is admitted to the hospital, making rotavirus one of the leading causes of childhood hospitalisation in the US and Europe. Rotavirus is one of the top five causes of childhood death in the developing world, where one child in every 500 will die of the disease.

GSK Innovation: To meet this critical medical need, GSK has developed Rotarix, the only rotavirus vaccine with a 2-dose regimen that allows for early protection, an important consideration since very young infants are particularly vulnerable to more severe complications (dehydration) that lead to high mortality. Clinical data support the broad protection of Rotarix against moderate and severe disease, which will lead to substantial reduction in hospitalisation and death. In clinical trials, Rotarix has been administered to over 70,000 infants, and has been shown to be safe and highly effective.

Vaccine Market: GSK estimates that the global market for rotavirus vaccines could achieve a value of (pound)1-1.3 billion ($1.8-2.4 billion) by 2010. GSK has submitted regulatory filings for Rotarix in Europe and 50 other markets. Rotarix has now been approved in 7 markets, including Mexico. Discussions on the US filing are ongoing with the FDA.

                           Streptorix: Beyond Prevnar

Disease Impact: Each year, S. pneumoniae causes more than one million deaths in young children due to invasive pneumococcal infections like pneumonia, meningitis and bacteremia. S. pneumoniae is also a major cause of Acute Otitis Media (AOM). AOM, an infection of the middle ear, is responsible for 20 million doctor visits each year in the US alone, as well as large numbers of prescriptions written for antibiotics -- contributing to the rise in antimicrobial resistance worldwide. Another bacterium, non-encapsulated H. influenzae, also causes AOM and accounts for a substantial number of cases. In a recent study in the US, non-encapsulated
H. influenzae was shown to be responsible for 57% of all bacterial AOM cases. The currently available vaccine, Prevnar, protects against a limited number of serotypes (7) of S. pneumoniae, and does not offer protection against non-encapsulated H. influenzae.

GSK Innovation: GSK has developed a pneumococcal conjugate vaccine designed to provide protection against the 10 most important pneumococcal serotypes worldwide, including three serotypes (1, 5, 7F) not contained in Prevnar. These three additional serotypes seem to be particularly associated with severe disease and hospitalisation. The 10 types covered by Streptorix represent about 80% of circulating invasive S. pneumoniae serotypes worldwide.

GSK highlighted new data from a clinical efficacy trial with approximately 5,000 children in which the study vaccine prevented approximately one-third of all AOM cases seen in the study. A high level of protection was seen against AOM caused by pneumococcal serotypes, similar to that with Prevnar. In addition, significant protection was observed against AOM caused by H. influenzae. Streptorix is the first vaccine to provide protection against non-encapsulated
H. influenzae.

Overall, by protecting against AOM caused by S. pneumoniae and H. influenzae, Streptorix has the potential to significantly decrease the burden of AOM worldwide and lead to a significant reduction in doctor visits and antibiotic prescriptions. This benefit is in addition to the anticipated major public health impact on reducing invasive pneumococcal disease.

Vaccines Market: The current global market for pneumococcal vaccines is estimated to be in excess of (pound)0.6 billion ($1 billion), primarily in North America. GSK estimates the global market could achieve a value of (pound)1.25-1.75 billion ($2.3-3.2 billion) by 2010, with countries outside North America serving as major drivers of this growth. Streptorix is expected to offer a highly competitive clinical profile versus Prevnar, and drive the growth of the overall market due to its broader coverage - particularly against strains prevalent in Europe and other markets outside North America - and to its unique protection against AOM. Regulatory filings for Streptorix in EU and international markets are planned during 2007. Discussions on US filing are on-going with the FDA.


           Improved Flu Vaccine: Better Protection for the Elderly

Disease Impact: Influenza is the leading cause of death by infectious disease in the US and Europe. Each year, 36,000 people die from flu in the US; up to 500,000 die across the globe. The current flu market is constrained by a shortage of capacity and limits to vaccine effectiveness. Despite current vaccines, older adults (aged 65+) still have a 13-fold higher risk of death from flu than younger people. This is due to older adults' weakened ability to mount an effective immune response to current flu vaccines.

GSK Innovation: GSK is pursuing a number of strategies for growth to meet societal needs for increased access to flu vaccines:
o doubling Fluarix manufacturing capacity to 80 million doses annually by 2008;
o ensuring rapid development of an improved flu vaccine using a unique adjuvant; and
o developing a new cell culture manufacturing process by 2010 to further increase production capacity.

GSK's improved flu vaccine for the elderly uses a novel adjuvant designed to restore T-cell responses after vaccination to levels seen in younger people and to enhance protection against drift flu strains. The company highlighted new preliminary clinical data from 360 elderly people that showed improved flu is as well tolerated as Fluarix, and increases flu-specific T-cell responses by around 60%.


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Vaccines Market: As the industry expands capacity to meet demand, GSK estimates that the influenza market could more than double from its current value of (pound)0.7-0.9 billion ($1.3-1.6 billion) to a 2010 value of (pound)1.6-2 billion ($2.9-3.7 billion). Fluarix is licensed in 102 countries with 2004 sales of (pound)79 million ($144 million). The company filed Fluarix with the US FDA in May in time to be available for the 2005-2006 flu season, if it is approved. Large Phase III trials of the improved flu vaccine are due to start in 2006, and regulatory filings will take place in the US, Europe and international markets in 2008.

 Meningitis: First Vaccine Against Multiple N. meningitidis Strains in Infants

Disease Impact: Bacterial meningitis is caused by three main bacteria: H. influenzae type b, S. pneumoniae, and N. meningitidis. In the US, N. meningitidis leads to death in 9-12% of children infected, and permanent neurological disability in 11-19% of survivors. By far the highest incidence of meningococcal disease is in children under age two. While conjugate vaccines currently protect US infants and young children against S. pneumoniae and H. Influenzae type b disease, no conjugate meningococcal vaccine is available in the US for this age group.

GSK Innovation: GSK has developed multiple combinations of new meningitis conjugate vaccines to prevent infection against four of the five serogroups of
N. meningitidis that cause bacterial meningitis: A, C, W and Y. GSK's multiple combinations - Hib-MenCY, Hib-MenC (Menitorix), MenACWY, and Hib-MenAC-DTPw-HB - are specifically tailored to meet the medical and age-related needs of various geographical areas across the globe.

The largest market opportunity for growth is the US, where meningococcal strains C and Y are major causes of disease in children under two years of age. GSK has developed a Hib-MenCY combination vaccine for this group that could replace the current Hib vaccine and fit into the vaccine schedule with no additional injections. GSK highlighted new data from clinical studies showing the excellent safety profile of Hib-MenCY. Furthermore, 95% of infants who received the vaccine achieved levels of bactericidal (i.e., bacterial killing) antibodies known to correlate with clinical protection.

Vaccine Market: GSK estimates that the global N. meningitidis market could increase over the next five years from its current value of approximately (pound)150 million ($275 million) to (pound)0.6-0.8 billion ($1.1-1.5 billion) by 2010, mostly due to growth in the US. GSK expects to submit Hib-MenCY for filing in 2008 in the US. FDA has given "fast-track" status to the regulatory process. Additionally, GSK submitted a file earlier this year to the UK authorities for Menitorix and is awaiting approval. Menitorix will be rolled out across Europe after approval in the UK. GSK's other meningitis vaccines for global markets are scheduled for regulatory filings in 2006 and 2007.

Once approved, the launch of GSK's new paediatric vaccines, combined with the Company's existing portfolio, will give GSK a full range of products to meet all infant vaccination schedules in all major markets within the first six months of life.

                          Other Novel GSK Vaccines

Malaria: In the developing world, malaria is responsible for 10-20 million cases of severe disease each year, as well as 1-3 million deaths of mostly children and pregnant women. In clinical trials with over 2,000 children from ages one to four, GSK's Phase II candidate vaccine, Mosquirix, has proven to have an excellent safety profile. Mosquirix also reduces the incidence of severe disease by 58% overall, and by 77% for children under two years of age. GSK expects Mosquirix to enter Phase III in 2007.

Dengue Fever: Dengue fever affects more than 100 countries, placing 2.5 billion people at risk in South and Central America, the Southern US, Africa, and Asia. Dengue fever causes 30,000 deaths each year. GSK's vaccine is the first two-dose vaccine to show a 100% immune response against all four virus subtypes that cause the disease. The vaccine is expected to enter Phase III in 2007.

Cancer: GSK is also evaluating vaccines that may prevent relapse in cancer patients. GSK's vaccine approach uses proprietary adjuvant systems to target a robust T-cell response to prevent disease recurrence. Initial data is expected later this year against melanoma, and in 2006 for vaccines against recurrence of breast, lung and prostate cancer.


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                           ABOUT GSK'S VACCINE GROUP

GlaxoSmithKline Biologicals (GSK Biologicals), one of the world's leading vaccine manufacturers, is located in Rixensart, Belgium. GSK Biologicals had annual sales in 2004 of nearly (pound)1.2 billion ($2 billion). Belgium is the centre of all GlaxoSmithKline's activities in the field of vaccine research, development and production. GSK Biologicals employs more than 1,300 research scientists who are devoted to discovering new vaccines and developing more effective and convenient combination products to prevent infections that cause serious medical problems worldwide.

In 2004, GSK Biologicals distributed more than 1.5 billion doses of vaccines to 168 countries in both the developed and developing world, an average of 45 doses per second. Approximately 140 million of the doses delivered last year were combined paediatric vaccines that protect the world's children against a minimum of three and up to six diseases in one vaccine.

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and health care companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.

Enquiries:

UK Media enquiries:                      Philip Thomson         (020) 8047 5502
                                         David Mawdsley         (020) 8047 5502
                                         Chris Hunter-Ward      (020) 8047 5502
                                         Alice Hunt             (020) 8047 5502

US Media enquiries:                      Nancy Pekarek          (215) 751 7709
                                         Mary Anne Rhyne        (919) 483 2839
                                         Patricia Seif          (215)  751 7709

European Analyst/Investor enquiries:     Duncan Learmouth       (020) 8047 5540
                                         Anita Kidgell          (020) 8047 5542
                                         Jen Hill               (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo          (215) 751 7002
                                         Tom Curry              (215) 751 5419

GSK Biologicals Communications           Anne P. Walsh          +32 2 656 98 31


Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this Announcement and the Meeting presentation materials to which it relates, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the GlaxoSmithKline Annual Report on Form 20-F for 2004.

Without limiting the foregoing, this Announcement and the Meeting presentation materials to which it relates contain forward-looking statements regarding ongoing vaccine discovery and development activities, the progress of which depends in significant part on factors not fully within the Group's control, including but not limited to the pace of clinical trial enrolment, the nature of the results of pending and prospective preclinical and clinical trials, the resolution of any unusual difficulties with vaccine formulation or manufacturing, the outcome of review by regulatory authorities, changes in the prevailing legal/regulatory climate, and the like. The Group's current expectations and other information included in this Announcement and the related Meeting presentation materials reflect data currently in hand, which may be preliminary in nature, whereas the ultimate progress of investigational vaccines through remaining stages of development to regulatory submission, regulatory approval, and commercialisation may differ materially, given inherent risks and uncertainties.

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies. Rotarix base technology was in-licensed from Avant Immunotherapeutics Inc. in 1997. Cervarix base technology was in-licensed from MedImmune Inc. in 1997. Prevnar(TM) is a trademark of Wyeth.
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                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

29 June 2005                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 796 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 30 June 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

30 June 2005